

January 22, 2013

<u>Via E-mail</u>
Steven Samblis
Chief Executive Officer
IC Places, Inc.
1211 Orange Ave., Suite 300
Winter Park, FL 32789

      Re: **IC Places, Inc.**
             Form 10-K for the fiscal year ended December 31, 2011
             Filed March 29, 2012
             File No. 000-53278

Dear Mr. Samblis:

      We issued comments on the above captioned filing on September 19, 2012**.** On December 10, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have any questions.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief